UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

FORM N-6F
_________________________

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Zea Capital Fund LLC

Address of Principal	118 Third Avenue, Suite 630
Business Office:	Cedar Rapids, Iowa 52401

Telephone Number:	(319) 366-0456

Name and Address of Agent For Service of Process:	Mr. James D. Thorp 118 Third Avenue, Suite 630 Cedar Rapids, Iowa 52401

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Cedar Rapids and the state of Iowa on the 21st day of December, 2009.

ZEA CAPITAL FUND LLC

Attest:	/s/ James D. Thorp
Name: Title:	James D. Thorp President

Attest:	/s/ Thies O. Kölln
Name: Title:	Thies O. Kölln Assistant Secretary